Exhibit 4.2

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2020, Royalty Pharma plc (“Royalty Pharma” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934: our Class A ordinary shares, par value $0.0001 per share, which are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “RPRX.”
The following description is a summary of our share capital as specified in our Articles of Association. This summary does not purport to be complete and the statements in this summary are qualified in their entirety by reference to, and are subject to, the detailed provisions of our Articles of Association and the U.K. Companies Act.
Capital Structure
Issued Share Capital
We have two classes of voting shares: Class A and Class B, each of which has one vote per share. The Class A ordinary shares and Class B shares vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law. We also have in issue 50,000 Class R redeemable shares, which do not entitle the holder to voting or dividend rights, and deferred shares, which do not entitle the holder to voting or dividend rights. The purpose of the Class R redeemable shares was to ensure we had sufficient sterling denominated share capital at the time we re-registered as a public limited company, as required by the U.K. Companies Act. The Class R redeemable shares may be redeemed at some future point in order to leave the Company with only U.S. dollar denominated share capital. Any such redemption would be at nominal value.
The board of directors has been granted authority from our shareholders to allot and issue new Class A ordinary shares and other shares, and to grant rights to subscribe for or to convert any security into new Class A ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $300,000, for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on May 31, 2025. Renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently. This authority is in addition to authorities to allot and issue new Class A ordinary shares in exchange for Royalty Pharma Holdings Ltd Class B ordinary shares or the depositary receipts that represent them. The rights and restrictions to which the Class A ordinary shares are subject are prescribed by our Articles of Association.
Class A Ordinary Shares
Voting rights. The holders of Class A ordinary shares are entitled to one vote per share on all matters to be voted upon by the shareholders other than with respect to matters that require a separate class vote in accordance with applicable law.
Dividend rights. Subject to preferences that may be applicable, the holders of Class A ordinary shares are entitled to receive ratably such dividends, if any, as may be approved from time to time by the board of directors out of funds legally available therefor.
Rights upon liquidation. In the event of liquidation, dissolution or winding up of Royalty Pharma the holders of Class A ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities.
Class B Shares
Voting rights. The holders of Class B shares are entitled to one vote per share on all matters to be voted upon by the shareholders other than with respect to matters that require a separate class vote in accordance with applicable law.

Dividend rights. The holders of Class B shares do not have any rights to receive dividends.

Rights upon liquidation. The holders of Class B shares only have limited rights to receive a distribution equal to their nominal value upon a liquidation, dissolution or winding up of Royalty Pharma, following the prior payment of the nominal capital paid up or credited as paid up on each Class A ordinary share as well as an amount of $10,000,000 on each Class A ordinary share upon such liquidation, dissolution or winding up.
Dividends
Under English law, the Company may only pay dividends out of profits available for that purpose. The Company’s profits available for distribution are its accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of the Company’s distributable reserves is a cumulative calculation. The Company may be profitable in a single financial year but unable to pay a dividend if our accumulated, realized profits of that year do not offset all previous years’ accumulated, realized losses.
Additionally, the Company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
Our Articles of Association authorize our board of directors to approve interim dividends without shareholder approval to the extent that the approval of such dividends appears justified by profits. Our board of directors may also recommend a final dividend to be approved and declared by the shareholders at an annual general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend may exceed the amount recommended by the board of directors.
Our Articles of Association also permit a scrip dividend scheme under which the board of directors may offer any holders of Class A ordinary shares the right to elect to receive Class A ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part determined by the board of directors) of all or any dividend subject to certain terms and conditions set out in our Articles of Association.
The entitlement to a dividend lapses if unclaimed for 12 years.
Voting Rights
Under the Articles of Association, each holder of Class A ordinary shares or Class B shares is entitled to one vote for each share that he or she holds as of the record date for the meeting. Neither English law nor any of our constituent documents places limitations on the right of nonresident or foreign owners to vote or hold ordinary shares. The voting at a general meeting must be taken by poll. Subject to any relevant special rights or restrictions attached to any shares, on a poll taken at a general meeting, each qualifying shareholder present in person or by proxy (or, in the case of a corporation, a corporate representative) and entitled to vote on the resolution has one vote for every Class A ordinary share or Class B share held by such shareholder.
An ordinary resolution must be approved by a simple majority, and a special resolution approved by at least 75%, of shareholders attending and voting, whether in person or by proxy.
Amendment to our Articles of Association
Under English law, shareholders may amend the articles of association of a company by special resolution. However, certain provisions of our Articles of Association require a higher threshold of shareholder approval or satisfaction of other procedures before such provision or provisions can be varied.
The article in our Articles of Association which requires voting at a general meeting to be taken on a poll may only be removed, amended or varied by resolution of the shareholders passed unanimously.

Winding Up
In the event of a voluntary winding up of the Company, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, subject to the U.K. Insolvency Act of 1986, after effectively applying the Company’s property to satisfy the Company’s liabilities, divide among the holders of Class A ordinary shares of the Company the whole or any part of the assets of the Company, whether they consist of property of the same kind or not, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the holders of Class A ordinary shares of the Company as the liquidator, with such sanction, may determine. No shareholder of the Company shall be compelled to accept any assets upon which there is a liability.
On a return of capital on a liquidation, reduction of capital or otherwise, the surplus assets of the Company available for distribution among the holders of Class A ordinary shares shall be applied pro rata (rounded to the nearest whole number).
Rights of Pre-Emption on New Issues of Shares
Under the U.K. Companies Act, the allotment of “equity securities” (except pursuant to an employees’ share scheme and as bonus shares) that are to be paid for wholly in cash must be offered first to the existing holders of ordinary shares in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution to the contrary has been passed or the articles of association otherwise provide disapplication from this requirement (which disapplication can be for a maximum of five years after which shareholders’ approval would be required to renew the disapplication). “Equity securities” means ordinary shares or rights to subscribe for, or convert securities into, ordinary shares where ordinary shares means shares other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution. In relation to the Company, “equity securities” will therefore include the Class A ordinary shares, and all rights to subscribe for or convert securities into such shares.
The board of directors has been granted authority from our shareholders to allot and issue new Class A ordinary shares and other shares and to grant rights to subscribe for or to convert any security into new Class A ordinary shares or other shares, up to a maximum aggregate nominal amount (i.e., par value) of $300,000 for a period expiring (unless previously renewed, varied or revoked by the Company in general meeting) on May 31, 2025. Renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.
Disclosure of Ownership Interests in Shares
Section 793 of the U.K. Companies Act gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, an interest in any shares of the Company to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information after the date the notice is sent) can result in criminal or civil sanctions being imposed against the person in default.
Under our Articles of Association, if any of our shareholders, or any other person appearing to be interested in the shares of the Company held by such shareholder, has been duly served with a notice under section 793 and fails to give us the information required by such notice or has made a statement which is false or inadequate in a material particular, then our board of directors may, in its absolute discretion at any time by notice, withdraw voting rights and place restrictions on the rights to receive dividends and refuse to register a transfer of such shares.

Alteration of Share Capital/Share Repurchases
Subject to the provisions of the U.K. Companies Act, and without prejudice to any relevant special rights attached to any class of shares, we may, from time to time, among other things:
•    increase our share capital by allotting and issuing new shares in accordance with our Articles of Association and any relevant shareholder resolution;

•    consolidate all or any of our share capital into shares of a larger nominal amount (i.e., par value) than the existing shares;
•    subdivide any of our shares into shares of a smaller nominal amount (i.e., par value) than the existing shares; or
•    redenominate our share capital or any class of share capital
The Company may not consolidate, divide, subdivide or redenominate any class of voting shares without consolidating, dividing, subdividing or redenominating (as the case may be) the other classes of voting shares.
English law prohibits us from purchasing our own shares unless such purchase has been approved by our shareholders. Shareholders may approve two different types of such share purchases: “on-market” share purchases or “off-market” share purchases. “On-market” purchases may only be made on a “recognised investment exchange,” which does not include Nasdaq, which is the only exchange on which the Company’s shares are traded. In order to purchase our own shares, as a Company listed on Nasdaq, we must therefore obtain the approval of our shareholders for an “off-market purchase” (on the basis of a specific purchase agreement with a financial intermediary) to acquire shares that are traded on Nasdaq. This requires our shareholders to pass an ordinary resolution approving an “off-market purchase,” where such approval may be for a maximum period of five years. In relation to an “off-market purchase,” we may not acquire our own shares until the terms of the contract pursuant to which the purchase(s) are to be made have been authorized by our shareholders.
Transfer and Registration of Shares
Our Articles of Association allow shareholders to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which our board of directors may approve.
The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share that is not fully paid) by or on behalf of the transferee. Our Articles of Association also permit transfer of shares in uncertificated form by means of a relevant electronic system.
We may not charge a fee for registering the transfer of a share.
Our board of directors may, in its absolute discretion, refuse to register a transfer of shares in certificated form if it is not fully paid (provided that the refusal does not prevent dealings in the shares from taking place on an open and proper basis) or is with respect to a share on which we have a lien and sums in respect of which the lien exists are payable and are not paid within 14 clear days after due notice has been sent. If our board of directors refuses to register a transfer of a share, it shall notify the transferor of the refusal and the reasons for it as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged with us (in the case of a transfer of a share in certificated form) or the instructions to the relevant system received. Any instrument of transfer which our board of directors refuses to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is sent.
Computershare Trust Company, N.A. acts as our transfer agent and registrar. The share register reflects only registered owners of our Class A ordinary shares, Class B shares, Class R redeemable shares and deferred shares. Registration in the Company’s share register is determinative of ownership of shares of the Company. A shareholder who holds shares beneficially is not the holder of record of such shares. Instead, the clearance service or depositary (for example, Cede & Co, as nominee for the Depository Trust Company, or DTC, or GTU Ops, Inc., as nominee for Computershare Trust Company, N.A.) or other nominee is the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who holds such shares beneficially through a clearance service or depositary or other nominee will not be registered in the Company’s official share register, as the depositary or other nominee will remain the record holder of any such shares.
In the event that the Company notifies one or both of the parties to a share transfer that it believes stamp duty or stamp duty reserve tax is required to be paid in connection with a transfer of shares of the Company, if the parties to the transfer have an instrument of transfer duly stamped to the extent required and then provide such instrument of transfer to the Company’s share registrar, the buyer will be registered as the legal owner of the relevant shares on the official share register, subject to our rights with respect to the disclosure of interests in our shares.

Takeover Provisions
Regulation of Takeover Bids
Given that our central management and control is currently not situated within, and our current intention is not to have it in the future situated within the United Kingdom (or the Channel Islands or the Isle of Man), we do not currently envisage that the City Code on Takeovers and Mergers (the “Takeover Code”) will apply to an offer for the Company. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to us. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:
•    acquires an interest in shares that, when taken together with shares in which such person is already interested and in which persons acting in concert with such person are interested, carries 30% or more of the voting rights of shares; or
•    who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% of the voting rights but is not interested in shares carrying more than 50% of such voting rights and such person, or any person acting in concert with such person, acquires an additional interest in shares that increases the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for the outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Under English law, an offeror for the Company that has acquired (i) not less than 90% in value of; and (ii) not less than 90% of the voting rights carried by the shares to which the offer relates may exercise statutory squeeze-out rights to compulsorily acquire the shares of the non-assenting minority. However, if an offer for the Company is conducted by way of a scheme of arrangement the threshold for the offeror obtaining 100% of Company shares comprises two components (i) approval by a majority in number of each class of Company shareholders present and voting at the shareholder meeting; and (ii) approval of Company shareholders representing 75% or more in value of each class of Company shareholders present and voting at that meeting.
Share Issues in the Context of an Acquisition
Our Articles of Association provide the board of directors with the power to establish a rights plan and to grant rights to subscribe for our shares pursuant to a rights plan where, in the opinion of the board of directors, acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of our issued voting shares, to do so would improve the likelihood that:
•    an acquisition process is conducted in an orderly manner;
•    all our shareholders are treated equally and fairly and in a similar manner;
•    an optimum price is achieved for our Class A ordinary shares;
•    the board of directors would have time to gather relevant information and pursue appropriate strategies;
•    the success of Royalty Pharma would be promoted for the benefit of our shareholders as a whole;

•    the long term interests of Royalty Pharma, our shareholders and business would be safeguarded; and/or
•    Royalty Pharma would not suffer serious economic harm.
Our Articles of Association further provide that the board of directors may, in accordance with the terms of a rights plan, determine to (i) allot shares pursuant to the exercise of rights or (ii) exchange rights for our shares, where in the opinion of the board of directors acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of our issued voting shares, to do so is necessary in order to prevent:
•    the use of abusive tactics by any person in connection with such acquisition;
•    unequal treatment of shareholders;
•    an acquisition which would undervalue Royalty Pharma;
•    harm to the prospects of the success of Royalty Pharma for the benefit of its shareholder as a whole; and/or
•    serious economic harm to the prospects of Royalty Pharma,
or where to do so is otherwise necessary to safeguard the long term interests of Royalty Pharma, our shareholders and our business.
Under the Takeover Code, the board of a public company incorporated under the laws of England and Wales is constrained from implementing such defensive measures. However, as discussed above, these measures are included in our Articles of Association as the Takeover Code is not expected to apply to us and these measures are included commonly in the constitution of U.S. companies.
These provisions will apply for so long as we are not subject to the Takeover Code.